BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7

ALBERTA SECURITIES COMMISSION 4th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4	BRITISH COLUMBIA SECURITIES COMMISSION P.O. Box 10142 Pacific Centre 701 West Georgia Street Vancouver, British Columbia, V7Y 1L2

TSX VENTURE EXCHANGE INC. 10th Floor, 300 - 5th Avenue S.W. Calgary, Alberta, T2P 3C4

Dear Sirs:

Re:	BIRCH MOUNTAIN RESOURCES LTD. (the "Company")
Material Change Report

This letter is intended as a statement setting forth certain matters that may be a material change in the affairs of Birch Mountain Resources Ltd. (the "Company" or "Birch Mountain"). For convenience, this letter is itemized in the same manner as Form 51-102F3 of National Instrument 51-102. Concurrent with this filing, this letter is being filed with the TSX Venture Exchange, being the only exchange on which the Corporation's shares are currently listed.

Item 1 - Name and Address of Company

BIRCH MOUNTAIN RESOURCES LTD.
300, 250 - Sixth Avenue S.W.
Calgary, Alberta T2P 3H7
Tel: (403) 262-1838
Fax: (403) 263-9888

Item 2 - Date of Material Change

The material change occurred on April 14, 2005.

Item 3 - News Release

A News Release was issued on April 15, 2005 via Canada News Wire.

Item 4 - Summary of Material Change

Birch Mountain has appointed Mr. Larry Shelley, formerly an advisor to the Board, to the Board of Directors.

Item 5 - Full Description of Material Chang

Birch Mountain has appointed Mr. Larry Shelley, formerly an advisor to the Board, to the Board of Directors.

Larry Shelley, CA, brings a wealth of expertise that will assist Birch Mountain in setting our strategic direction and meeting evolving financial disclosure and governance requirements in Canada and the U.S. Recognized for providing expertise in corporate finance, audit and tax to a wide range of companies and organizations over the last 20 years, Larry founded Barr Shelley Stuart and Tamarack Group Ltd. A founder and director of several other successful public and private firms, Larry now has his own private investment firm and is enrolled in the Directors Education Program, Rotman School of Business.

In connection with this appointment, Birch Mountain has granted Larry Shelley 350,000 stock options with an exercise price of $2.09, exercisable for a period of five years, to replace those options which had previously been granted to him in his advisory capacity.

Item 6 - Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 - Omitted Information

Not applicable.

Item 8 - Executive Officer

The name of a Executive Officer of the Corporation who is knowledgeable about the material change and who can be contacted by the Commission is:

        Douglas J. Rowe, President and Chief Executive Officer
        Telephone: (403) 262-1838
        Fax: (403) 263-9888

Item 9 - Date of Report

This report is dated the 15th day of April, 2005.